UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson PLC

Results of Annual General Meeting on 26 April 2024 - Update Statement

In accordance with the UK Corporate Governance Code, Pearson plc ("Pearson" or the "Company") is providing this update following the outcome of the Annual General Meeting ("AGM") on 28 April 2024.

The Board very much appreciated the ongoing support from our shareholders, with all resolutions passed. However, we noted that a significant minority voted against the 2023 Director's Remuneration Report (30.17%) and the re-election of the Remuneration Committee Chair (28.16%).

We welcomed the support of over two thirds of our shareholders for these two resolutions and we were also pleased to receive support from IVIS and Glass Lewis. We also acknowledge that both resolutions were opposed by ISS, which we believe influenced a significant portion of the vote against, in particular from smaller institutional holders who may follow this recommendation for their voting.

Whilst the company had, prior to the AGM, met with a significant proportion of its ownership in terms of holdings and had a good understanding of the reasons both for and against its remuneration proposals, in light of the outcome at the 2024 AGM and given the Company's commitment to an ongoing and transparent dialogue with shareholders and their advisers, and in line with the requirements under the UK Corporate Governance Code, a further engagement exercise was initiated.  This helped ensure we had captured as much feedback about the voting outcomes as possible, and extended the opportunity for shareholders to provide any new or further feedback on Pearson's approach to remuneration more generally. The results of this engagement can be summarised as follows:

●
       The Company wrote to the top 100 shareholders, comprising c.83% of the register, to offer a meeting. This expanded our coverage from previous engagement programmes. We have received written feedback from 11 shareholders and the Committee Chair has participated in six meetings with shareholders to date. We have also met with certain proxy agencies and other representative groups. A number of shareholders responded to state that there was no need for engagement given the extensive previous consultations on Pearson's current remuneration arrangements.

●
       The feedback received has reconfirmed that there remains a diverse range of views in our shareholder base with respect to executive pay.  The majority of those that we engaged with during this exercise indicated continued support for the approach we have taken.

●
       Some shareholders, as well as ISS, retained concerns around the implementation of the increases to variable incentive opportunities introduced as part of the Remuneration Policy approved by shareholders at the 2023 AGM. In addition, there was a perception from ISS, that implementing the new Policy immediately after shareholder approval at the 2023 AGM, represented a failure to adequately engage with and listen to shareholders, in light of that vote in 2023.

●
       However, the Company had consulted widely in developing the Policy in early 2023 and had refined the final proposals in response to the feedback received at that time. The Policy was then implemented following approval at the 2023 AGM on the basis that it was supported by the majority of shareholders, including almost all major holders who engaged with Pearson throughout the review. The Company was aware, at the time of that implementation and, as recognised in the Directors' Remuneration Report that year, there was a range of views among our shareholder base, such that a significant vote against the policy was a possibility. Notwithstanding this, the Company proceeded with the implementation of the approved Policy because the Board continued to believe that it was necessary for remaining competitive in the global talent market and to drive sustainable, profitable growth at Pearson. Critically, that view was reaffirmed later in 2023 when it was instrumental in securing the appointment of Omar Abbosh as the new Chief Executive. Without the new Policy, we do not believe we would have been able to compete to hire a leader of Omar's calibre.

●
       The Board is committed to ensuring Pearson has an executive remuneration structure that allows us to be competitive in the global talent market and ensures strong alignment between pay and performance.  During the most recent engagement exercise, a number of shareholders informed the Company that they now more fully understand the talent markets Pearson competes in (and by extension the rationale underpinning the Remuneration Policy) as a result of this engagement, but considered this could be explained in greater detail in the Directors' Remuneration Report.

●
       Finally, some investors had ongoing concerns over the legacy Co-Investment Plan for the previous Chief Executive and felt unable to vote in favour of the Directors' Remuneration Report in part because of this. The Co-Investment Plan has now concluded, with no further tranches to vest and no new awards to be made (it was not retained as part of the 2023 Policy).

●
       In relation to the minority vote against the re-election of the Remuneration Committee Chair, the Board understands that the ISS recommendation to vote against this resolution strongly influenced the voting outcome and was solely related to Ms Coutu's role as Remuneration Committee Chair and in light of ISS's views on our shareholder engagement approach on remuneration matters. In addition, no concerns were raised by any shareholders during this most recent engagement exercise. The Board remains highly supportive of Ms Coutu and the exceptional contribution she has made to the Board, including from her leadership of the Remuneration Committee and her continued dedication to meaningful investor dialogue.

To address the key issues highlighted above, the Company intends to provide greater detail in the forthcoming 2024 Directors' Remuneration Report on both its shareholder engagement activities, including the changes made to the final 2023 Remuneration Policy proposals to reflect investor feedback at the time, and more information on the relevant talent markets and pay positioning for Pearson.

Pearson would like to thank all those who have participated in engagement during 2023 and 2024. All feedback received is invaluable to the Remuneration Committee. Pearson is committed to having a constructive and positive relationship with our shareholders and their advisors and will continue to engage as appropriate going forward.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 October 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary